Exhibit 99.1

Westport Innovations Inc. Offers Common Shares

VANCOUVER, Sept. 25, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) announced today that it is offering to sell, subject to market and other conditions, 6,000,000 of its common shares in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus originally dated June 20, 2013.  Copies of the U.S. preliminary prospectus supplement can be accessed through the SEC's website at www.sec.gov, and copies of the Canadian preliminary prospectus supplement are available at www.sedar.com.

Morgan Stanley, Jefferies, and Deutsche Bank Securities are the joint bookrunners for the offering. Other underwriters include RBC Capital Markets, Lake Street Capital Markets, and Craig-Hallum Capital Group. The common shares issued under the offering will be listed on The NASDAQ Global Select Market. Westport has applied to the Toronto Stock Exchange for the additional listing of the common shares issued under the offering, which listing will be subject to fulfillment of all of the listing requirements of the exchange.

The offering will be made only by means of Westport's preliminary prospectus supplement and accompanying short form base shelf prospectus. Copies of the United States preliminary prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, or by telephone at 877-547-6340 (toll free), or by email at Prospectus_Department@Jefferies.com; Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, or by telephone at 800-503-4611 or by email at prospectus.cpdg@db.com; or RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, or by telephone at 877-822-4089.

Copies of the Canadian preliminary prospectus supplement, when available, may be obtained by contacting Morgan Stanley Canada Limited, 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3; or RBC Dominion Securities Inc., RBC Wellington Square, 8th Floor, 180 Wellington Street W., Toronto, Ontario M5J 0C2, Attention: Distribution Centre, or by telephone at 416-842-5349.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note: This document contains forward-looking statements about Westport's planned public offering in the United States and Canada; listing on The NASDAQ Global Select Market and the Toronto Stock Exchange and expectations related to the offering and listing. Forward-looking statements are based on Westport's plans, estimates, forecasts and projections and are not guarantees of future results or performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control, including market conditions, investor expectations and business and operating risks. There can be no assurance that Westport will complete the proposed offering or that its common shares will be listed on The NASDAQ Global Select Market or the Toronto Stock Exchange. Consequently, you should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:02e 25-SEP-13